UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avenue, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

BALATON POWER INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 2003

BALATON POWER INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)
AS AT MARCH 31, 2003 AND DECEMBER 31, 2002

	2003	2002
ASSETS
Current
Cash	$4,583	$28,080
Prepaid expenses and sundry	1,241	9,441
	5,824	37,521
Note receivable	481,724	481,724
Mineral property	1,145,163	1,145,163
	1,632,711	1,664,408
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,473,251	$1,456,323
Convertible loans	179,779	179,779
	1,654,030	1,636,102
Minority interest	26,995	26,995
	1,680,025	1,663,097
SHAREHOLDERS EQUITY DEFICIENCY
Share capital (Note 3)	2,715,402	2,598,000
Deficit	(2,762,716)	(2,596,689)
	(47,314)	1,311
	$1,632,711	$1,664,408

BALATON POWER INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in US Dollars)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003 AND 2002

	2003	2002
Revenue	$-	$8,989
Expenses
Consulting fees and commissions	72,000	-
Administration and general	85,941	1,872
Production costs	-	5,599
Professional fees	5,086	2,035
Interest	3,000	-
Depletion	-	2,885
	166,027	12,391
Net Loss	(166,027)	(3,402)
Deficit, beginning of period	(2,596,689)	(61,136)
Deficit, end of period	(2,762,716)	(64,538)
Loss per common share
Basic	(0.01)	(0.01)
Diluted	(0.01)	(0.01)

See accompanying notes.

BALATON POWER INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003 AND 2002

	2003	2002
Cash provided by (used in):
Operating activities
Net loss	$(166,027)	$(3,402)
Adjustment for items not affecting cash
Shares issued for services	117,402	-
Depletion	-	2,885
	(48,625)	(517)
Changes in non-cash working capital components
Prepaid expenses	8,200	-
Accounts payable and accrued liabilities	16,928	517
Net decrease in cash	(23,497)	-
Cash, beginning of period	28,080	-
Cash, end of period	$4,583	$-
Supplementary information:
Interest paid	$-	$-
Income taxes paid	$-	$-

See accompanying notes.

BALATON POWER INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003 AND 2002

1. Significant accounting policies

The disclosure contained in the unaudited consolidated financial statements does not include all the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments which are necessary to present fairly the financial position of the company as of March 31, 2003 and the results of operations and cash flows for the three months ended March 31, 2003 and March 31, 2002.

2. Income taxes

At March 31, 2003 the Company's income tax expense was nil.

3. Share Capital

Authorized 700,000,000 common shares without par value
Issued and fully paid	Shares	Amount
Balance - December 31, 2002	64,988,194	$2,598,000
Issued for fees and services	1,174,020	117,402
Balance - March 31, 2003	66,162,214	$2,715,402

At March 31, 2003, the following warrants were outstanding:

Amount	Price	Expiry
$1,250,000	$0.60	April 17, 2004
150,000	0.10	July 17, 2003
150,000	0.20	July 17, 2004
935,000	0.20	July 17, 2003
935,000	0.30	July 17, 2004
60,000	0.20	August 15, 2003
60,000	0.30	August 15, 2004
730,000	0.20	September 15, 2003
730,000	0.30	September 15, 2004
300,000	0.20	September 15, 2004
149,000	0.20	February 21, 2004
150,000	0.10	July 15, 2003
1,145,000	0.20	July 15, 2003
995,000	0.30	July 15, 2004
1,030,000	0.20	September 15, 2004

At March 31, 2003, the following employee stock options were outstanding:

3,000,000	$ 0.50	December 31, 2005
400,000	0.50	January 2, 2006

[Computershare logo]

Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

August 26, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Balaton Power Inc.

We confirm that the following material was sent by pre-paid mail on August 26, 2003, to the registered shareholders of Common shares of the subject Corporation:

1. Consolidated Financial Statements for the years ended December 31, 2002 and 2001.

2. Interim Consolidated Financial Statements for the three month period ended March 31, 2003 and 2002.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

BC FORM 51-901F
(previously Form 61)

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	[ ] Schedule A
[ X ] Schedule B & C

ISSUER DETAILS

Name of Issuer:	Balaton Power Inc.
Issuer Address:	19 East Fourth Street Hutchinson, Kansas 67502
Issuer Fax No.:	(620) 662-6861
Issuer Telephone No.:	(620) 662-3697
Contact Name:	Richard Burdett
Contact Position:	Chief Executive Officer
Contact Telephone No.:	(620) 662-3697
Contact E-mail Address:	N/A
Website Address:	N/A
For Quarter Ended:	2003 / 03 / 31
Date of Report:	2003 / 08 / 13

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Michael Rosa" ______________________________ Director's Signature	Michael Rosa _________________________ Name of Director	2003/08/14 _______________ Date Signed

"Robert Wyllie" ______________________________ Director's Signature	Robert Wyllie _________________________ Name of Director	2003/08/18 _______________ Date Signed

SCHEDULE "B"

1. Analysis of expenses and deferred costs

Disclosed in Financial Statements, see Schedule A.

2. Related party transactions

The Company issued 674,020 shares at a price of $0.10 per share to settle remaining amounts owing to directors and officers for salaries, benefits and consulting fees owing.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the period:

Number of Common Shares	Price per Share	Reason for Issuance
1,174,020	$0.10	For fees and services

(b) Options granted during the period: Nil.

4. Summary of securities as at the end of the reporting period

(a) Share capital as at April 30, 2003:

Authorized:	700,000,000	Common shares without par value
Issued:	66,988,194	Common shares US$2,715,402

(b) Options, warrants and convertible securities outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.60	April 17, 2004
150,000	$0.10 until July 17, 2003 thereafter $0.20	July 17, 2004
935,000	$0.20 until July 17, 2003, thereafter $0.30	July 17, 2004
60,000	$0.20 until August 15, 2003, thereafter $0.30	August 15, 2003
730,000	$0.20 until September 15, 2003 thereafter $0.30	September 15, 2004
300,000	$0.20	September 15, 2004
149,000	$0.20	February 21, 2004
150,000	$0.10	July 15, 2003
1,145,000	$0.20	July 15, 2003
995,000	$0.30	July 15, 2004
1,030,000	$0.20	September 15, 2004

(c) Shares held in escrow or subject to a pooling agreement: Nil.

5. Officers and directors as at the date this report is signed and filed

Directors:

Richard Burdett
Robert Wyllie
Michael Rosa

Officers:

Richard Burdett - CEO
Robert Wyllie - CFO
Lois Zelenka - Corporate Secretary

SCHEDULE "C"

MANAGEMENT DISCUSSION

1. Description of Business

The Company's principal business is the development of a bauxite deposit in the State of Orissa, India, known as the Gandhamardan. The Company holds its interest as a result of its 100% interest in Continental Resources (USA) Ltd. ("Continental") on October 31, 2002. Continental holds a 50% interest in a bauxite deposit in the State of Orissa, India.

The Company is no longer active in the acquisition, development and operation of hydroelectric power production sites or the marketing for the Pisces and BRIMAC system.

2. Discussion of Operations and Financial Condition

The Company's principal business focus is the development of the Gandhamardan deposit. The Gandhamardan Bauxite Deposit is the subject of a report prepared by E.A. Gallor, P. Geo., entitled "Summary Report Gandhamardan Bauxite Deposit, Sambupar and Balangir Districts, State of Orissa, India", dated April 8, 2003 which is available on the SEDAR website at www.SEDAR.com.

During the quarter, the company worked towards the development and financing of the Gandhamardan. Subsequent to the period end, representatives of the Company travelled to India to review the project and meet with potential development partners.

In February, 2003 the Company re-constituted its board of directors as all previous directors and officers resigned and Richard Burdett, Robert Wyllie and Michael Rosa were appointed to the Board. Richard Burdett was also appointed President and CEO, and Robert Wyllie was appointed CFO. Lois Zelenka was appointed Corporate Secretary.

Also in February 2003, the Company and Balaton Power Corporation SA agreed to an amendment to the terms of the license for the BRIMAC system. Pursuant to the amendment, the royalty in the license was reduced to 2% (from 5%) and further, payments in the amount of $100,000 were waived, in consideration for 500,000 common shares of the Company.

The Company issued 674,020 common shares at $0.10 per share to settle remaining amounts owed to former directors and officers of the Company.

Administrative Costs

During the period the Company incurred costs relating to consulting fees ($72,000) which included the cost of the report prepared on the Gandhamardan deposit. Administration and general expenses were $85,941. Current directors and officers do not receive compensation for their services, and will not receive material cash compensation from the Company until the Company is adequately funded to carry out the development for the Gandhamardan.

Contingencies

On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defenses against the claim and intends to vigorously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

3. Financings, Principal Purposes and Milestones

The Company did not complete any financings during the period.

4. Liquidity and Solvency

As at March 31, 2003 the Company had cash on hand of $4,583 and a working capital deficiency of $1,647,206. The Company owed $16,343 in interest and penalties on $163,436 in loans which came due December 31, 2002. These loans remain outstanding as at the date of this report.

The Company relies upon its controlling shareholder, Perial, for funds to continue operations. Amounts lent to the Company have no fixed repayment date and do not bear interest. The Company relies on the continued forbearance of its creditors for its continued operations.

The Company requires significant funds to continue operations and to develop the Gandhamardan. There can be no assurance that the Company will be able to secure such funds.

BC FORM 51-901F
(previously Form 61)

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	[ ] Schedule A
[ X ] Schedule B & C

ISSUER DETAILS

Name of Issuer:	Balaton Power Inc.
Issuer Address:	19 East Fourth Street Hutchinson, Kansas 67502
Issuer Fax No.:	(620) 662-6861
Issuer Telephone No.:	(620) 662-3697
Contact Name:	Richard Burdett
Contact Position:	Chief Executive Officer
Contact Telephone No.:	(620) 662-3697
Contact E-mail Address:	N/A
Website Address:	N/A
For Quarter Ended:	2002 / 12 / 31
Date of Report:	2003 / 08 / 13

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Michael Rosa" ______________________________ Director's Signature	Michael Rosa _________________________ Name of Director	2003/08/18 _______________ Date Signed

"Robert Wyllie" ______________________________ Director's Signature	Robert Wyllie _________________________ Name of Director	2003/08/14 _______________ Date Signed

SCHEDULE "B"

1. Analysis of expenses and deferred costs

Disclosed in Financial Statements, see Schedule A.

2. Related party transactions

(a) During the year ended December 31, 2002, the Company incurred $171,500 to directors and officers for salaries benefits and consulting fees. Subsequent to the year end, the company issued 674,020 shares at a price of $0.10 per share to settle remaining amounts owing.

(b) On October 31, 2002 Perial Ltd. ("Perial"), the then parent company of Continental Resources (USA) Ltd. ("CRL") purchased the oil and gas properties of CRL to facilitate the reorganization of CRL with the Company, in exchange for a promissory note and the assumption of debt. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the period:

Number of Common Shares	Price per Share	Reason for Issuance
25,000,000	$0.096	Acquisition of CRL
8,000,000	$0.02	Finders Fee for CRL acquisition
149,000	$0.40	Private Placement
1,145,000	$0.06	Private Placement
1,030,000	$0.035	Private Placement
1,510,000	$0.10	Debt Settlement
200,000	$0.10	Debt Settlement
600,000	$0.0788	Debt Settlement
1,643,190	$0.043	Debt Settlement
885,000	$0.0226	Private Placement
225,000	$0.08	Private Placement

(b) Options granted during the period: Nil.

4. Summary of securities as at the end of the reporting period

(a) Share capital as at April 30, 2003:

Authorized:	700,000,000	Common shares without par value
Issued:	66,988,194	Common shares US$2,598,000

(b) Options, warrants and convertible securities outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.60	April 17, 2004
150,000	$0.10 until July 17, 2003 thereafter $0.20	July 17, 2004
935,000	$0.20 until July 17, 2003, thereafter $0.30	July 17, 2004
60,000	$0.20 until August 15, 2003, thereafter $0.30	August 15, 2003
730,000	$0.20 until September 15, 2003 thereafter $0.30	September 15, 2004
300,000	$0.20	September 15, 2004
149,000	$0.20	February 21, 2004
150,000	$0.10	July 15, 2003
1,145,000	$0.20	July 15, 2003
995,000	$0.30	July 15, 2004
1,030,000	$0.20	September 15, 2004

(c) Shares held in escrow or subject to a pooling agreement: Nil.

5. Officers and directors as at the date this report is signed and filed

Directors:

Richard Burdett
Robert Wyllie
Michael Rosa

Officers:

Richard Burdett - CEO
Robert Wyllie - CFO
Lois Zelenka - Corporate Secretary

SCHEDULE "C"

MANAGEMENT DISCUSSION

1. Description of Business

During the quarter ended December 31, 2002, the Company determined that the marketing of the Pisces and BRIMACS products required significant additional funding not available to the Company. Accordingly, the Company sought out new business opportunities and the acquired Continental Resources (USA) Ltd. ("Continental") on October 31, 2002. Continental holds a 50% interest in a bauxite deposit in the State of Orissa, India. The Company's new business focus is the development of this deposit.

The Company is no longer active in the acquisition, development and operation of hydroelectric power production sites or the marketing for the Pisces and BRIMAC system.

2. Discussion of Operations and Financial Condition

During the period, the Company completed the acquisition of CRL from Perial Ltd. for 33,000,000 common shares, 25,000,00 of these shares were issued to Perial and 8,000,000 were issued as a finder's fee. CRL's principal asset is a 50% interest in the Gandhamardan bauxite deposit in the State of Orissa, India. The Company's principal business focus is the development of this deposit. The Gandhamardan Bauxite Deposit is the subject of a report prepared by E.A. Gallor, P. Geo., entitled "Summary Report Gandhamardan Bauxite Deposit, Sambupar and Balangir Districts, State of Orissa, India", dated April 8, 2003 which is available on the SEDAR website at www.SEDAR.com.

Prior to the acquisition, Continental sold its oil and gas assets for a $481,724 principal amount promissory note and the assumption if liabilities by Perial The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.

The Company wrote down its interest in the Pisces and BRIMAC systems and its hydroelectric projects ($1,895,987). On December 28, 2002 the Company relinquished its interest in the existing low impact hydro-electric power production facility near Bliss, Idaho it had acquired from Mr. Vernon Ravenscroft. Although the Company had incurred significant costs in acquiring this project, it had significant remaining obligations and no means of funding them. The Company received $20,000 as consideration for its interest.

While the Company continues to explore opportunities to develop, market and sell the Pisces and BRIMAC systems and its 11 Washington State Hydro-Electric sites, its principal focus is now the development of the Gandhamardan Bauxite Deposit.

Administrative Costs

Administrative costs incurred during the year related to the Company's prior business, and are not material to an understanding of the Company's future operations. Included in administrative costs is $171,500 in salaries, benefits and consulting fees payable to directors and officers of the Company. Current directors and officers do not receive compensation for their services, and will not receive material cash compensation from the Company until the Company is adequately funded to carry out the development for the Gandhamardan.

Contingencies

On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defenses against the claim and intends to vigorously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

3. Subsequent Events

In February, 2003 the Company re-constituted its board of directors as all previous directors and officers resigned and Richard Burdett, Robert Wyllie and Michael Rosa were appointed to the Board. Richard Burdett was also appointed President and CEO, and Robert Wyllie was appointed CFO. Lois Zelenka was appointed Corporate Secretary.

Also in February 2003, the Company and Balaton Power Corporation SA agreed to an amendment to the terms of the license for the BRIMAC system. Pursuant to the amendment, the royalty in the license was reduced to 2% (from 5%) and further, payments in the amount of $100,000 were waived, in consideration for 500,000 common shares of the Company.

Subsequent to the period end, the Company issued 674,020 common shares at $0.10 per share to settle remaining amounts owed to former directors and officers of the Company.

4. Financings, Principal Purposes and Milestones

Amounts raised during the period are disclosed in Schedule B and were used to pay down liabilities and for general working capital. Amounts previously raised were expended on the marketing of the Company's prior business. The Company had cash on hand of $28,080 as at December 31, 2002.

5. Liquidity and Solvency

As at December 31, 2002 the Company had cash on hand of $28,080 and a working capital deficiency of $1,598,591. The Company owed $16,343 in interest and penalties on $163,436 in loans which came due December 31, 2002. These loans remain outstanding as at the date of this report.

The Company relies upon its controlling shareholder, Perial, for funds to continue operations. Amounts lent to the Company have no fixed repayment date and do not bear interest. The Company relies on the continued forbearance of its creditors for its continued operations.

The Company requires significant funds to continue operations and to develop the Gandhamardan. There can be no assurance that the Company will be able to secure such funds.

BALATON POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
DECEMBER 31, 2002
INDEX
AUDITORS' REPORT	Page	1
CONSOLIDATED BALANCE SHEETS		2
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT		3
CONSOLIDATED STATEMENT OF CASH FLOWS		4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS		5-12

AUDITORS' REPORT

To the Shareholders of
Balaton Power Inc.

We have audited the consolidated balance sheets of Balaton Power Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Harris & Partners, LLP"

Harris & Partners, LLP
Chartered Accountants

Richmond Hill, Ontario
July 29, 2003

Comments by Auditors for U.S. readers on Canada - U.S. reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated July 29, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Harris & Partners, LLP"

Harris & Partners, LLP
Chartered Accountants

Richmond Hill, Ontario
July 29, 2003

BALATON POWER INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)
AS AT DECEMBER 31, 2002 and 2001

	2002	2001
ASSETS
Current
Cash	$28,080	$-
Prepaid expenses and sundry	9,441	-
	37,521	-
Note receivable (Note 4)	481,724	-
Mineral property (Note 5)	1,145,163	-
Natural resource properties (Note 6)	-	2,389,251
	1,664,408	2,389,251
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,456,323	$50,387
Convertible loans (Note 7)	179,779	-
	1,636,102	50,387
Minority interest	26,995	-
	1,663,097	50,387
SHAREHOLDERS EQUITY
Share capital (Note 8)	2,598,000	2,400,000
Deficit	(2,596,689)	(61,136)
	1,311	2,338,864
	$1,664,408	$2,389,251

BALATON POWER INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001
Revenue	$24,899	$35,158
Expenses
Writedown of resource properties	1,895,987	-
Consulting fees and commissions	171,500	-
Administration and general	38,404	20,755
Production costs	22,398	30,687
Professional fees	8,142	-
Interest	3,000	-
Depletion	11,541	15,387
	2,150,972	66,829
Net Loss	(2,126,073)	(31,671)
Deficit, beginning of year	(61,136)	(29,465)
Acquisition of Balaton Power Inc. (Note 3)	(409,480)	-
Deficit, end of year	$2,596,689)	$(61,136)
Loss per common share
Basic	$(0.05)	$(0.01)
Diluted	$(0.05)	$(0.01)

See accompanying notes.

BALATON POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001
Cash provided by (used in):
Operating activities
Net loss	$(2,126,073)	$(31,671)
Adjustment for items not affecting cash
Shares issued for services	160,000	-
Depletion	11,541	15,387
Writedown of resource properties	1,895,987	-
	(58,545)	(16,284)
Changes in non-cash working capital components
Accounts payable and accrued liabilities	13,987	16,284
	(44,558)	-
Financing activities
Issue of share capital	38,000	-
Cash received on acquisition	34,638	-
	72,638	-
Cash, beginning and end of year	$28,080	$-
Supplementary information:
Interest paid	$-	$-
Income taxes paid	$-	$-

See accompanying notes.

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

1. Going concern basis of presentation and nature of organization

On October 31, 2002 Balaton Power Inc. ("BPI") acquired Continental Resources (USA) Ltd., ("CRI") in an arms length transaction, in exchange for 25,000,000 restricted common shares to the shareholders of CRI and as well issued an additional 8,000,000 restricted shares as finders' fees. Balaton Power Corporation S.A. in order to facilitate the transaction also sold 10,000,000 of its 13,000,000 common shares to various parties connected to CRI at $0.001 per share. The acquisition was treated as a reverse takeover of the Company. However, in accordance with EIC-10, the transaction is a capital trans action in substance rather than a business combination. The purchase method has been applied by CRI and the net liability of BPI has been charged to the deficit. The transaction was an asset acquisition by the Company and not a business combination. Accordingly, while the Company will have issued sufficient shares such that control of the Company was acquired by the shareholders of CRI, the transaction was not accounted for as a reverse takeover.

The consolidated financial statements of the combined entity are issued under the name of the legal parent, BPI, but are considered a continuation of the financial statements of the legal subsidiary CRI.

The Corporation is developing a bauxite deposit in the state of Orissa in India.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiary, Continental Resources (USA) Ltd. A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

2. Summary of significant accounting policies (cont'd)

Cash and cash equivalents

Cash and cash equivalents include deposits at Canadian and United States financial institutions.

Mineral property

The Company expenses all exploration costs incurred on properties other than acquisition costs prior to the establishment of proven and probable reserves. The company performs evaluations of its assets to assess the recoverability of its investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable utilizing established guidelines based upon discounted future net cash flows from asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Costs related to the acquisition, exploration, development and inherent costs to the management of the mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value. Recovery of the amounts recorded under mineral properties is dependent upon the ability of the Corporation to obtain the financing needed to complete the development, and future profitable production or proceeds from the disposal thereof. The amount shown for mineral property does not necessarily reflect future or present values.

Stock-based compensation plans

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after fiscal years beginning January 1, 2002.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

2. Summary of significant accounting policies (cont'd)

Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign exchange

Although the functional currency of the Company is the Canadian dollar, these financial statements use the US dollar as the unit of measurement. Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Other balance sheet items denominated in foreign currencies are translated at the rates of exchange in effect at the translation date. Income and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Translation gains and losses are included in income.

3. Acquisitions

Effective October 31, 2002, Continental Resources (USA) Ltd., in order to become a reporting issuer, was acquired by Balaton Power Inc. (see Note 1).

Assets acquired, liabilities assumed and purchase consideration are as follows:

Cash	$696
Other assets	10,200
Liabilities assumed	(420,376)
Net liability charged to retained earnings	$(409,480)

During the year, the company CRI acquired 50% and effective control of Continental Orissa Mining Private Limited ("Orissa") for consideration of management directing the exploration and development of a bauxite deposit in the province of Orissa, India. The acquisition has been accounted for as a purchase and the results of operations have been included in these financial statements from the date of acquisition.

Assets, acquired, liabilities assumed and purchase consideration are as follows:

Assets acquired
Mineral property	$1,145,163
Liabilities assumed	(1,145,163)
Consideration	$-

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

4. Note receivable

On October 31, 2002, Perial Ltd. ("Perial"), the parent of CRI, purchased the oil and gas properties of CRI to facilitate the reorganization of CRI and Balaton Power Inc. Perial acquired from its then wholly owned subsidiary, CRI, all of the oil and gas interests held by the subsidiary in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.

5. Natural resource properties

Resource properties consist of:	2002	2001
Acquisition costs	$-	$2,418,533
Accumulated depletion	-	(29,282)
	$-	$2,389,251

6. License agreement

The Company has entered into a license agreement with Balaton Power Corporation S.A., to manufacture, market, sell/lease and otherwise commercialize Balaton's proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The license has a continuing option to renew for a further 20 years at the expiration of each 20 year period. The Company paid a $50,000 advance royalty payment and will pay a royalty of 5% as calculated pursuant to the agreement and a further $100,000 once the Company has raised a further $4,000,000 in financing.

Subsequent to the year end, the agreement was amended to reduce the royalty to 2% and eliminate all other obligations of the Company under the agreement. The Company issued 500,000 common shares as consideration for this amendment.

7. Convertible debt

On February 11, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. Under the terms of the agreement, the Lender was to make four consecutive loans to the Company, each loan in the amount of $125,000 ("the loans"). Each loan shall be evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and maturing and payable December 31, 2002. Each loan has conversion privileges whereby the Lender may convert each of the loans or any portion thereof outstanding, including interest, into "Units". Each Unit shall consist of one common share of the Company and one Share Purchase Warrant entitling the Lender to purchase from the Company one additional common share at an exercise price of $0.50 at any time prior to expiry date of December 31, 2004.

The Company received $163,436 under the terms of these loans and has incurred a penalty of $16,343.

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

8. Share capital

Authorized 700,000,000 common shares without par value
Issued and fully paid	Shares	Amount
Balance - December 31, 2000 and 2001	55,878,194	$2,400,000
Issued for fees and services	8,000,000	160,000
Issued for cash	1,110,000	38,000
Balance - December 31, 2002	64,988,194	$2,598,000

Effective October 31, 2002, the Company purchased 100% of the outstanding common shares of CRI. This transaction has been accounted for as a purchase of assets by CRI. CRI is deemed to be the acquiring company and CRI is now the reporting company. CRI is the legal subsidiary and Balaton Power Inc. is the legal parent. The issued capital in these consolidated financial statements is the issued capital of CRI. The number of shares issued and outstanding in 2000 has been restated to reflect the number of shares issued to the former shareholders of CRI.

At December 31, 2002, the following warrants were outstanding:

Amount	Price	Expiry
$1,250,000	$0.60	April 17, 2004
150,000	0.10	July 17, 2003
150,000	0.20	July 17, 2004
935,000	0.20	July 17, 2003
935,000	0.30	July 17, 2004
60,000	0.20	August 15, 2003
60,000	0.30	August 15, 2004
730,000	0.20	September 15, 2003
730,000	0.30	September 15, 2004
300,000	0.20	September 15, 2004
149,000	0.20	February 21, 2004
150,000	0.10	July 15, 2003
1,145,000	0.20	July 15, 2003
995,000	0.30	July 15, 2004
1,030,000	0.20	September 15, 2004

At December 31, 2002, the following employee stock options were outstanding:

3,000,000	$ 0.50	December 31, 2005
400,000	0.50	January 2, 2006

All warrants and stock options were issued prior to the acquisition of CRI.

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

9. Income taxes

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future income tax assets is dependant upon the generation of future taxable income and on the successful development of its mineral property.

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2002	2001
Combined federal and provincial income tax rates	40%	44%
Loss before income taxes	$(2,126,073)	$(31,671)
Expected income tax (recovery)	(850,000)	(14,000)
Non-deductible loss	758,000	-
Losses for which tax benefit has not been recorded	92,000	14,000
Actual income taxes	$-	$-

The significant components of the company's future income taxes are as follows:

Future income tax assets
Net operating losses carried forward	$1,917,000	$61,000
Valuation allowance for future income taxes	1,917,000	61,000
	$-	$-

The company has accumulated potential tax benefits coming from losses carried forward. The related tax benefits will be recorded when realized. They expire as follows:

Losses
2006	$475,000
2007	695,000
2008	747,000
$1,917,000

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

10. Financial instruments and risk management

a) Fair value disclosure

Fair values are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its financial assets and liabilities approximates their fair value.

b) Foreign exchange risk

The Company incurs expenditures in United States dollars and Indian rupees as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

Interest rate risk

The Company's principal exposure to interest rate fluctuations is with respect to its convertible debt financing which bears interest at 7.3%.

11. Related party transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions include the following:

On October 31, 2002, CRI sold its oil and gas properties to Perial Ltd., its parent company, to facilitate the reorganization of CRI and Balaton Power Inc. Perial acquired from its then wholly owned subsidiary, CRI all of the oil and gas interests held by the subsidiary in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.

12. Commitments

The Company is committed to the lease of its Boise, Idaho premises until March 2004 at the rate of $1,280 per month.

13. Contingent liability

On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defences against the claim and intends to vigourously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

14. Subsequent events

Subsequent to the year end the Company issued 674,020 common shares in lieu of cash as payment for services and reimbursement of expenses and 500,000 common shares on account of royalty payments.

15. Comments for U.S. readers

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and a reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

Statement of shareholders' deficiency

	Share Capital Shares Amount		Deficit	Total
Balance at December 31, 2000	55,878,194	$2,400,000	$(29,465)	$2,370,535
Net loss	-	-	(31,671)	(31,671)
Balance at December 31, 2001	55,878,194	2,400,000	(61,136)	2,338,864
Issued for cash	1,110,000	38,000	-	38,000
Issued for services	8,000,000	160,000	-	160,000
Acquisition of Balaton (note 3)	-	-	(409,480)	(409,480)
Net loss	-	-	(2,126,073)	(2,126,073)
Balance at December 31, 2002	64,988,194	$2,598,000	$(2,596,689)	$1,311

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 29, 2004

/s/ Robert Wyllie
________________________________
Name: Robert Wyllie
Title: Chief Financial Officer